

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

August 16, 2006

Via U.S. Mail and Fax (210.822.2299)
Mr. Randall T. Mays
President and Chief Financial Officer
Clear Channel Communications, Inc.
200 East Basse Road
San Antonio, TX 78209

        **RE: Clear Channel Communications, Inc.
                Form 10-K for the fiscal year ended December 31, 2005
                Filed March 10, 2006**

                Form 10-Q for the quarterly period ended June 30, 2006

                File No. 1- 09645

Dear Mr. Mays:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                              Sincerely,

                              /s/ Kyle Moffatt for

                              Larry Spirgel
                              Assistant Director